WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

T[redacted]
F
V

06013413

SEC MAIL PROCESSING RECEIVED MAY 12 2006 WASH, D.C. 156 SECTION

SUPPL

May 12, 2006

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's Circular, dated May 4, 2006, regarding the Supplemental Master Purchases Agreement in respect of Continuing Connected Transactions, and submitted to The Hong Kong Stock Exchange Limited on May 9, 2006; and
2. the Company's Notice of Extraordinary General Meeting, dated May 4, 2006, in relation to the above referenced matter, and submitted to The Hong Kong Stock Exchange Limited on May 8, 2006.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Enclosures

cc: Lenovo Group Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

DBS

A letter from the Board is set out on pages 6 to 18 of this circular. A letter from the Independent Board Committee is set out on pages 19 and 20 of this circular. A letter from DBS Asia Capital containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 21 to 31 of this circular.

An ordinary resolution will be proposed at the Extraordinary General Meeting of Lenovo Group Limited to be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 10:00 a.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 9:30 a.m. on the same date and at the same place) to approve the matters referred to in this circular. The notice convening the Extraordinary General Meeting is set out on pages 39 and 40 of this circular. A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's share registrar in Hong Kong, of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

May 4, 2006

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Articles of Association"	means the Articles of Association of the Company and all supplementary, amended or substituted articles for the time being in force;
"Asset Purchase"	means the acquisition by the Company from IBM of (inter alia) certain assets in connection with the business of designing, developing, manufacturing, marketing and selling the IBM Products (the "**Business**"), details of which were more particularly set out in the announcement of the Company dated December 8, 2004;
"associates"	has the meaning ascribed to it under the Listing Rules;
"Board"	means the board of Directors;
"Company"	means Lenovo Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Convertible Preferred Shareholders"	means the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company;
"Current Partnership Agreement"	means the business partnership agreement entered into between DC Group and IBM Group (through IIPC) in February 2003 setting out the general terms and conditions governing the operational aspects of the IBM Purchases Transactions;
"DBS Asia Capital"	means DBS Asia Capital Limited, being appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps;
"DC"	means Digital China Holdings Limited, an exempted company incorporated under the laws of Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange;

"DC Group"	means DC and its subsidiaries;
"Directors"	means the directors of the Company;
"Effective Date"	means the date on which the last of the approvals of the Independent Shareholders and the independent shareholders of DC at their respective extraordinary or special general meetings for approving the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps has been obtained;
"Enlarged Purchases Arrangements"	means the Purchases Arrangements and the IBM Purchases Transactions, being the transactions contemplated under the Supplemental Master Purchases Agreement;
"Extraordinary General Meeting"	means the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps or any adjournment thereof (as the case may be);
"Group"	means the Company and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"IBM"	means International Business Machines Corporation;
"IBM Group"	means IBM and its subsidiaries;
"IBM Products"	means desktop personal computers, laptop personal computers and peripherals comprised in the Business acquired by the Company from IBM pursuant to the Asset Purchase and, where the context requires, includes other products as derived from the Business from time to time;

"IBM Purchases Transactions"	means the sales of the IBM Products together with the warranty and post-warranty services and the provision of services (including upgrade services) from time to time to DC Group by IIPC (prior to the Initial Closing) and by the Group (after the Initial Closing);
"IIPC"	means International Information Products (Shenzhen) Co., Ltd., a subsidiary of IBM prior to the Initial Closing and has since the Initial Closing become a wholly-owned subsidiary of the Company;
"Independent Board Committee"	means the independent board committee of the Company, consisting of Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III being the independent non-executive Directors, established to advise the Independent Shareholders on the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps;
"Independent Shareholders"	means the Voting Shareholders other than those who are required to abstain from voting at the Extraordinary General Meeting;
"Initial Closing"	means the closing of the Asset Purchase, which took place on April 30, 2005;
"IT"	means information technology;
"Latest Practicable Date"	April 28, 2006;
"Lenovo Brand'	means the "lenovo", "legend", "聯想" and/or any other brands as used or owned by the Group from time to time;
"Lenovo Products"	means computers and other related IT products of Lenovo Brand;
"LHL"	means 聯想控股有限公司 (Legend Holdings Limited*), a company established in the PRC with limited liability;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange in force for the time being;

"Master Purchases Agreement"	means the master agreement dated May 17, 2004 entered into between the Company and DC for regulating the Purchases Arrangements;
"Ordinary Voting Share(s)"	means ordinary voting share(s) of par value of HK$0.025 each in the share capital of the Company;
"PRC"	means the People's Republic of China;
"Previous Announcement"	means the announcement of the Company dated June 2, 2004 regarding, inter alia, the Purchases Arrangements with DC Group;
"Prior Partnership Agreement"	means the business partnership agreement entered into between DC Group and IBM Group (through IIPC) with a term of 48 months commencing from July 2001, setting out the general terms and conditions governing the operational aspects of the IBM Purchases Transactions, which was subsequently superseded by the Current Partnership Agreement;
"Purchases Arrangements"	means the sales by the Group of the Lenovo Products to DC Group and the provision of services (including installation, training and maintenance, etc.) from the Group to DC Group;
"Resolution"	means the ordinary resolution to approve the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps at the Extraordinary General Meeting;
"Revised Annual Purchase Caps"	means the maximum aggregate amount for the Enlarged Purchases Arrangements for each of the three financial years ending March 31, 2009;
"SFO"	means the Securities and Futures Ordinance (Chapter 571);
"Stock Exchange"	means the Stock Exchange of Hong Kong Limited;

"Supplemental Master Purchases Agreement"	means the supplemental master agreement entered into between the Company and DC on March 27, 2006 commencing from the Effective Date for regulating the Enlarged Purchases Arrangements;
"Underlying Implementation Documents"	means and includes the Current Partnership Agreement, the underlying framework agreement(s) entered and/or to be entered into pursuant to the Current Partnership Agreement and/or such other further contracts or agreements which may from time to time be entered into between the Group and DC Group for the purpose of implementing the Enlarged Purchases Arrangements in accordance with the terms and conditions of the Supplemental Master Purchases Agreement;
"Voting Shareholders"	means the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares; and
"%"	means per cent.

* *for identification purpose only*

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors	*Registered office:*
Mr. Yuanqing Yang	23rd Floor
Mr. William J. Amelio	Lincoln House
Ms. Xuezheng Ma	Taikoo Place
	979 King's Road
Non-executive Directors	Quarry Bay
Mr. Chuanzhi Liu	Hong Kong
Mr. Linan Zhu	
Mr. James G. Coulter	
Mr. William O. Grabe	
Mr. Weijian Shan	
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*	
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*	
Mr. Daniel A. Carroll *(alternate Director to Mr. Weijian Shan)*	
Independent Non-executive Directors	
Mr. Wai Ming Wong	
Professor Chia-Wei Woo	
Mr. Lee Sen Ting	
Mr. John W. Barter III	

May 4, 2006

To the Voting Shareholders and, for information only,
holders of other securities of the Company
(other than the Voting Shareholders)

Dear Sir or Madam,

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the announcement of the Company dated March 27, 2006 in relation to, inter alia, the Supplemental Master Purchases Agreement entered into with DC on March 27, 2006.

1. BACKGROUND

IBM Purchases Transactions – Current Partnership Agreement

DC Group has since the listing of DC's shares on the Stock Exchange in June 2001 been purchasing a wide range of computers and related products (including but not limited to IBM Products) and services from IBM Group on a regular and continuing basis and in its ordinary and usual course of business and on normal terms and conditions usual in similar type of transactions. To govern the business relationship between DC Group and IBM Group regarding DC Group's purchase of IBM Products and services (referred to as the "**IBM Purchases Transactions**") from IIPC (which was then a subsidiary of IBM prior to the Initial Closing), DC Group and IIPC entered into the Prior Partnership Agreement with a term of 48 months commencing from July 2001. The Prior Partnership Agreement was in 2003 superseded by the Current Partnership Agreement with a term of 24 months commencing from February 2003, which was subsequently automatically extended for another 24 months and would expire on February 25, 2007. Based on previous pattern and practice, it is likely that similar partnership agreement or documentation covering the implementation of the IBM Purchases Transactions may be entered into in future upon expiry of the Current Partnership Agreement.

The Current Partnership Agreement mainly governs the operational aspects of the distribution of IBM Products together with the warranty and post-warranty services and other services (including upgrade services). The main terms and conditions of the Current Partnership Agreement cover the rights and obligations of distributors governing the standard and quality of the products and services to be sold to retailers and the payment of prices, the general pricing and invoicing policy, the passing of property/title to goods, the allocation of risks, confidentiality provisions, intellectual property rights, rights of termination on force majeure events and consequences on the default of parties. Regarding the pricing policy, the Current Partnership Agreement provides that the prices of the subject products/services will be determined by IIPC based on prices published/notified to all other distributors. Such prices have been determined by reference to the prices of similar products offered by IIPC's competitors.

It is a term of the Current Partnership Agreement that the parties will negotiate and enter into a sales-related plan/programme documenting the details of the operative terms of the IBM Purchases Transactions, which will be subject to review at least on an annual basis. Pursuant to such provisions, the parties to the Current Partnership Agreement had entered into an underlying framework agreement in March 2003, March 2004 and March 2005 respectively setting out the annual sales target and the bonus programme (subject to achievement of the sales targets) for each of the years ended December 31, 2003, 2004 and 2005. The underlying framework agreement in the year 2006 is still under negotiation and will be finalized shortly. The principal terms and conditions will be substantially the same as the previous underlying framework agreements, save for the level of the sales target and the calculation of the bonus (or incentive rebate) available upon achieving the relevant sales target. In each of the underlying framework agreements, the bonus is

expressed in the form of agreed percentage(s) of the annual target (broken down into quarterly benchmark sales figures) and will be available and granted in the form of "credit note" which may be used to set-off against payment of prices of future purchases of the relevant products and/or services from IIPC. The annual sales target is non-committed in nature in the sense that it serves as a benchmark target for determining whether bonus (or incentive rebate) is available to distributors and failure to achieve such sales target does not constitute a breach of contract. The annual sales targets and bonus programme are determined based on a universal set of criteria applicable to all other independent distributors (such as the historical sales track record, sales capabilities and size of the relevant distributor).

Apart from the sales target and the bonus (incentive rebate) programme, the underlying framework agreement also covers different available pricing scales for various types of products, methods and conditions of payment, invoicing and the available methods of delivery. These terms have been negotiated after arms' length negotiations and having taken into account the universal criteria equally applicable to other independent distributors of IIPC. In addition, it is a term of the underlying framework agreement that such agreement forms part of the Current Partnership Agreement containing the detailed operative terms and information of the products and/or services in question sold under the Current Partnership Agreement.

The prices for the IBM Purchases Transactions (conducted pursuant to the Current Partnership Agreement) to be offered by IIPC to DC Group were determined by the relevant contracting parties on normal commercial terms and on arms' length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions/services to be offered. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction pursuant to the terms of the underlying framework agreement.

Purchases Arrangements – Master Purchases Agreement

Apart from purchasing computers and related products and services from the IBM Group, DC Group has also been purchasing from the Group Lenovo Products and services (referred to as the "**Purchases Arrangements**") on a regular and continuing basis. Since LHL, being a controlling shareholder of the Company, is also a controlling shareholder of DC, DC is an associate of a connected person of the Company. Thus, the Purchases Arrangements between the Group and DC Group constituted continuing connected transactions under the Listing Rules. As announced in the Previous Announcement (dated June 2, 2004), the Group entered into, inter alia, the Master Purchases Agreement on May 17, 2004 with DC for regulating the Purchases Arrangements.

The Master Purchases Agreement sets out the broad framework of the terms and conditions governing the Purchases Arrangements (such as arms' length negotiations principle) and it was contemplated therein that the parties and/or their subsidiaries would enter into further agreements (forming part and parcel of the Master Purchases

Agreement) covering the day-to-day operational matters pursuant to the broad principles of the Master Purchases Agreement. It has a term of three years commencing from April 1, 2004. As stated in the Previous Announcement, annual caps of HK$73 million, HK$81 million and HK$88 million were set for the Purchases Arrangements for the years ending March 31, 2005, 2006 and 2007 respectively. As the applicable percentage ratios of the annual caps for the Purchases Arrangements are less than 2.5%, they are subject only to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

Initial Closing of Asset Purchase

On April 30, 2005, the initial closing of the Asset Purchase took place. As the Asset Purchase involved (inter alia) the transfer of the equity interest in IIPC by IBM to the Company, IIPC has since the Initial Closing become part of the Group. Therefore, the IBM Purchases Transactions conducted between IIPC (which has since the Initial Closing become a subsidiary of the Company) and DC Group pursuant to the Current Partnership Agreement had since then become continuing connected transactions of the Group under Chapter 14A of the Listing Rules. Pursuant to Rule 14A.41 of the Listing Rules, such continuing connected transactions are subject to all applicable disclosure and reporting requirements immediately upon the Group becoming aware of the fact.

Enlarged Purchases Arrangements – Supplemental Master Purchases Agreement

As both the Purchases Arrangements and the IBM Purchases Transactions are of the same nature and conducted between the same group of parties, the Company and DC find it appropriate to combine them into one top-level framework agreement. On March 27, 2006, the Company entered into the Supplemental Master Purchases Agreement (which will serve as a top-level framework agreement between the Company and DC) with DC for (i) regulating the IBM Purchases Transactions and (ii) expanding the product coverage under the Master Purchases Agreement to include the IBM Products. The Directors also consider it appropriate to set an aggregate annual cap in respect of the Purchases Arrangements and the IBM Purchases Transactions (collectively, the "**Enlarged Purchases Arrangements**") contemplated under the Supplemental Master Purchases Agreement. As the applicable percentage ratios of the Revised Annual Purchase Caps exceed 2.5%, the Enlarged Purchases Arrangements are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

An Independent Board Committee has been established to consider and advise the Independent Shareholders in relation to the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps. DBS Asia Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps.

The main purposes of this circular are:

(i) to provide you with information regarding the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps;

(ii) to set out the letter of advice from DBS Asia Capital to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps;

(iii) to set out the recommendation and opinion of the Independent Board Committee as advised by DBS Asia Capital to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps; and

(iv) to give you notice of the Extraordinary General Meeting to consider and, if thought fit, approve the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps.

2. TERMS OF THE SUPPLEMENTAL MASTER PURCHASES AGREEMENT

On March 27, 2006, the Company and DC entered into the Supplemental Master Purchases Agreement for a term of three years commencing from the Effective Date. The Supplemental Master Purchases Agreement is conditional upon the approvals of the Independent Shareholders at the Extraordinary General Meeting and the independent shareholders of DC at its special general meeting approving the same respectively and will supersede and replace the Master Purchases Agreement.

If the shareholders' approval of either DC or the Company is not obtained, it is the current intention of both DC and the Group to continue the Purchases Arrangements and the IBM Purchases Transactions pursuant to the Master Purchases Agreement and the Current Partnership Agreement respectively (both of which shall continue to be in full force and effect) subject to compliance with the Listing Rules. The Company will discuss and negotiate with DC on the appropriate steps and procedures to be taken to accommodate the Enlarged Purchases Arrangements with a view to complying with the Listing Rules.

Top-level Agreement

Like the Master Purchases Agreement, the Supplemental Master Purchases Agreement is a top-level framework agreement between the Company and DC setting out the broad framework of the terms and conditions governing the Enlarged Purchases Arrangements. The Current Partnership Agreement (comprising one of the Underlying Implementation Documents) would continue to govern the operational aspects of the IBM Purchases Transactions.

Principal Terms of the Supplemental Master Purchases Agreement

The principal terms of the Supplemental Master Purchases Agreement are as follows:

(i) The Company shall sell, and procure members of the Group to sell, the products and services under the Enlarged Purchases Arrangements, to DC Group, and DC agrees to purchase and procure members of the DC Group to purchase the products and services under the Enlarged Purchases Arrangements from the Group, subject to the terms and conditions of the Supplemental Master Purchases Agreement.

(ii) It is contemplated under the Supplemental Master Purchases Agreement that the Underlying Implementation Documents have been, and/or will be, entered into from time to time for the purpose of implementing the transactions contemplated under, and pursuant to, the terms and conditions of the Supplemental Master Purchases Agreement.

(iii) The Company and DC shall, and shall procure their respective subsidiaries to, ensure that the implementation of the Enlarged Purchases Arrangements, and the Underlying Implementation Documents, will conform with the terms and conditions of the Supplemental Master Purchases Agreement. To the extent that there is any conflict between the Supplemental Master Purchases Agreement and any of the Underlying Implementation Documents, the Supplemental Master Purchases Agreement shall prevail.

(iv) The price, quantity, time and place of delivery, payment method, means of delivery and other terms and conditions for the sale and purchase of the products and services under the Enlarged Purchases Arrangements shall be determined by the Group and DC Group at the time of entering into the relevant Underlying Implementation Document.

(v) The terms and prices to be offered under each of the Enlarged Purchases Arrangements shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions of the products or services to be offered.

3. HISTORICAL FIGURES FOR IBM PURCHASES TRANSACTIONS AND THE PURCHASES ARRANGEMENTS

The following table summarises the actual amounts for (i) the IBM Purchases Transactions; and (ii) the Purchases Arrangements for the two financial years ended March 31, 2005 and for the period from April 1, 2005 to December 31, 2005:

	Financial year ended March 31, 2004 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended March 31, 2004 *(%)*	Financial year ended March 31, 2005 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended March 31, 2005 *(%)*	The period from April 1, 2005 to December 31, 2005 *(HK$ million)*	Percentage of the Group's total turnover for the period from April 1, 2005 to December 31, 2005 *(%)*
Purchases Arrangements	Nil	NA	4.16	0.02	6.77	0.01
IBM Purchases Transactions *(Note 1)*	503.36	2.17	665.44	2.95	809.42	1.02
Total:	503.36	2.17	669.60	2.97	816.19	1.03

Note 1: The actual amounts for the IBM Purchases Transactions represented the net amounts after deducting the amount of the bonus granted to DC Group under the underlying framework agreement. These net amounts were included on the same basis in the Group's turnover as disclosed in the Company's annual report.

4. REVISED ANNUAL PURCHASE CAPS OF THE ENLARGED PURCHASES ARRANGEMENTS

In view that the Extraordinary General Meeting will take place after March 31, 2006, the Revised Annual Purchase Caps will only cover the maximum aggregate amount of the Enlarged Purchases Arrangements for the years ending March 31, 2007, 2008 and 2009 respectively.

As the financial year end of 2005/2006 (i.e. March 31, 2006) has just passed, the actual aggregate amounts of the Purchases Arrangements and the IBM Purchases Transactions respectively for the year ended March 31, 2006 have not yet been ascertained and verified. Initially, on a rough calculation based on information currently available to the Company, the aggregate amount of the Purchases Arrangements and the IBM Purchases Transactions for the year ended March 31, 2006 would approximately be HK$8.0 million and HK$1,130 million respectively.

It is anticipated that the maximum aggregate amount of the Enlarged Purchases Arrangements ("**Revised Annual Purchase Caps**") for each of the three financial years ending March 31, 2009 are as follows:

	For the year ending March 31, 2007 *(HK$ million)*	For the year ending March 31, 2008 *(HK$ million)*	For the year ending March 31, 2009 *(HK$ million)*
Purchases Arrangements *(Note 1)*	35.76	53.63	80.45
IBM Purchases Transactions *(Notes 1 and 2)*	1,801.80	2,082.60	2,324.40
Revised Annual Purchase Caps *(Note 3)*	1,837.56	2,136.23	2,404.85

Note 1: The maximum aggregate amounts of the Purchases Arrangements and IBM Purchases Transactions respectively are solely for illustrating how the Revised Annual Purchase Caps are arrived at. So long as the Revised Annual Purchase Caps are not exceeded, the fact that any of the maximum aggregate amounts of the Purchases Arrangements or the IBM Purchases Transactions in the respective periods is exceeded will not result in the Company having to re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

Note 2: The estimated maximum amounts for the IBM Purchases Transactions represent the net amounts (after deducting the amount of the bonus to be granted to DC Group under the underlying framework agreement or other similar agreement, if any). These net amounts will be included on the same basis in the Group's turnover as disclosed in the Company's annual report.

Note 3: After the Initial Closing, IIPC had become part of the Group. As the IBM Purchases Transactions and Purchases Arrangements are of the same type and nature (i.e. involving computer-related products and services to be supplied from the Group to the DC Group), the IBM Purchases Transactions and Purchases Arrangements should be viewed collectively as a whole and not separately. Therefore, it is not necessary to segregate the Enlarged Purchases Arrangements with different annual caps.

5. BASIS FOR DETERMINING THE REVISED ANNUAL PURCHASE CAPS

The Revised Annual Purchase Caps for the Enlarged Purchases Arrangements were calculated after taking into account the following:

(a) the anticipated annual growth rates of the IBM Purchases Transactions of approximately 60%, 16% and 12% for the financial years ending March 31, 2007, 2008 and 2009. The substantial increase in the annual growth rate for the financial year ending March 31, 2007 (as compared with the originally anticipated maximum amount for the financial year ended March 31, 2006) is attributable to the grant of distributorship by the Group to DC Group in respect of certain additional product lines (comprising IBM Products) in 2005 and 2006. Such annual growth rate will remain at a level higher than the expected normal market growth in the demand for notebook and desktop computers. As for the two financial years ending March 31, 2009, it is expected that the annual growth rates will generally be in line with the expected normal market growth in the demand for notebook and desktop computers in general;

(b) the historical figures for the Purchases Arrangements for the financial years ended March 31, 2004 and 2005 respectively and for the period from April 1, 2005 to December 31, 2005;

(c) the anticipated annual growth rate of the Purchases Arrangements of approximately 347%, 50% and 50% for the financial years ending March 31, 2007, 2008 and 2009 respectively computed by reference to the historical growth of the Group's business potential increase in sales in anticipation of the marketing campaign launched by DC Group in regional cities in PRC; and

(d) the long established arm's length business relationships between the Group and DC Group.

6. REASONS FOR, AND BENEFITS OF, THE PURCHASES ARRANGEMENTS AND IBM PURCHASES TRANSACTIONS

6.1 Purchases Arrangements

The Purchases Arrangements have been, and will continue to be, conducted between the Group and DC Group on a regular and continuing basis and in the ordinary and usual course of business of the Group. The Purchases Arrangements have been, and will be, negotiated on an arms' length basis and on normal commercial terms.

The relevant products and services offered by the Group to DC Group complement certain product requirements of the other. Through the extended business relationships established between the two groups, the parties are assured of the quality of the products and services provided by each other, thus meeting their own customers' demand and such continuing relationships are expected to bring synergies to the parties.

6.2 IBM Purchases Transactions

IBM is widely regarded as one of the leading suppliers of desktop personal computers and laptop personal computers and information technology services (including e-solutions and software development). Since 2001, DC Group had been purchasing from IBM Group the IBM Products and warranty and related services for distribution to its customers and end users since the quality of the IBM Products could meet the needs and expectations of DC Group's customers and end users. As the Group considers that the distribution channels of DC Group are beneficial to the sales of the Group's products, it is expected that the IBM Purchases Transactions would continue on a regular and recurring basis.

The Directors note and consider that the Enlarged Purchases Arrangements will continue to be entered into in the ordinary and usual course of the business of the Group and will be negotiated on an arm's length basis, and on normal commercial terms, and the terms of the Supplemental Master Purchases Agreement are no less favourable to the Group than those available to or from independent third parties.

7. LISTING RULES IMPLICATIONS

Under the Listing Rules, DC is an associate of a connected person of the Company. Accordingly, the entering into of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder (i.e. the Enlarged Purchases Arrangements) constitute continuing connected transactions between the Group and DC Group. As the applicable percentage ratios for the Revised Annual Purchase Caps exceed 2.5%, the entering into of the Supplemental Master Purchases Agreement and the Enlarged Purchases Arrangements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules.

The Company shall re-comply with Rules 14A.35(3) and (4) of the Listing Rules if:

(a) the Revised Annual Purchase Caps is exceeded in the relevant period aforesaid; or

(b) the Supplemental Master Purchases Agreement is renewed or there is a material change to the terms thereto.

8. GENERAL INFORMATION

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific. DC Group is principally engaged in the distribution of IT products, provision of systems integration services, and development and distribution of networking products.

9. PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman presiding at any meeting of members of the Company (the "**Chairman**");

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the rights to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(e) as required by the applicable Listing Rules.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Pursuant to the Articles of Association, "member" is defined as duly registered holders from time to time of the shares in the capital of the Company and "share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied.

10. EXTRAORDINARY GENERAL MEETING

The notice convening the Extraordinary General Meeting to be held on May 24, 2006 at 10:00 a.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 9:30 a.m. on the same date and at the same place) at which the Resolution will be proposed is set out on pages 39 and 40 of this circular.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting and any adjourned meeting (as the case may be) should you so wish.

11. GENERAL

Under the Listing Rules, any connected person of the Company with a material interest in the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, and any Voting Shareholders and their respective associates with a material interest in the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, shall abstain from voting on the Resolution.

As at the Latest Practicable Date, LHL being the controlling shareholder of the Company, was also the controlling shareholder of DC and held 4,148,547,971 Ordinary Voting Shares, representing approximately 43.57% of the total voting rights exercisable at general meetings of the Company (assuming that the Series A Cumulative Convertible Preferred Shares are fully converted and disregarding non-voting ordinary shares in the capital of the Company). Therefore, LHL and its associates will abstain from voting on the Resolution.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) LHL controlled or was entitled to exercise control over the voting rights in respect of its Ordinary Voting Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon LHL, and (b) there were no obligations or entitlements of LHL, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its Ordinary Voting Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests of LHL in the Company as disclosed in this circular and the number of Ordinary Voting Shares in respect of which it would control or would be entitled to exercise control over the voting rights at the Extraordinary General Meeting.

12. RECOMMENDATIONS

The Independent Board Committee is required to advise the Independent Shareholders on the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps. DBS Asia Capital has been appointed as the independent financial adviser to the Independent Board Committee and Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 19 and 20 of this circular, which contains its recommendations to the Independent Shareholders, and the letter from DBS Asia Capital set out on pages 21 to 31 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps.

Having taken into account the recommendation and advice from DBS Asia Capital in relation to the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps (as contained in "Letter from DBS Asia Capital Limited" on pages 21 to 31 of this circular), the Independent Board Committee is of the view that the terms of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps are fair and reasonable and the entering into of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, in accordance with the terms set out in the Supplemental Master Purchases Agreement, are in the interests of the Company and its shareholders as a whole.

Accordingly, the Directors (including the independent non-executive Directors) consider that the terms of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps are fair and reasonable and the entering into of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, in accordance with the terms set out in the Supplemental Master Purchases Agreement, are in the interests of the Company and its shareholders as a whole and so far as the Company and the Independent Shareholders are concerned.

The Resolutions will be decided by way of a poll.

The Company will publish an announcement on the results of the Extraordinary General Meeting on the business day following the Extraordinary General Meeting with respect to whether or not the Resolution has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the appendix to this circular.

By order of the Board
Yuanqing Yang
Chairman

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

May 4, 2006

To the Independent Shareholders

Dear Sir/Madam

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated May 4, 2006 (the "**Circular**"), of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter will have the same meanings given to them in the section headed "Definitions" of the Circular.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether the entering into of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder are in the interest of the Company and its shareholders as a whole and the terms thereof and the Revised Annual Purchase Caps are fair and reasonable so far as the Independent Shareholders are concerned. DBS Asia Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps.

We wish to draw your attention to the letter of advice from DBS Asia Capital as set out on pages 21 to 31 of the Circular and the letter from the Board set out on pages 6 to 18 of the Circular.

Having taken into account the information contained in the "Letter from the Board" and the recommendation and advice of DBS Asia Capital, we are of the opinion that the terms of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps are fair and reasonable and the entering into of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, in accordance with the terms set out in the Supplemental Master Purchases Agreement, are in the interests of the Company and its shareholders as a whole and so far as the Company and the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the Resolution.

Yours faithfully,
Independent Board Committee
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

The following is the text of the letter of advice dated May 4, 2006 from DBS Asia Capital to the Independent Board Committee and Independent Shareholders for the purpose of incorporation into this circular.

DBS

May 4, 2006

To the Independent Board Committee and
Independent Shareholders of Lenovo Group Limited

Dear Sirs,

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to the Independent Board Committee and Independent Shareholders in relation to the Supplemental Master Purchases Agreement, details of which are set out in the letter from the Board ("Letter from the Board") in the circular to the shareholders of the Company dated May 4, 2006 (the "Circular"), of which this letter forms part. Expressions used in this letter shall have the same meanings as defined in the Circular.

Since LHL, being a controlling shareholder of the Company, is also a controlling shareholder of DC, DC is an associate of a connected person of the Company. Thus, the Purchases Arrangements between the Group and DC Group constituted continuing connected transactions under the Listing Rules. As announced in the Previous Announcement (dated June 2, 2004), the Group entered into, inter alia, the Master Purchases Agreement on May 17, 2004 with DC for regulating the Purchases Arrangements. As the applicable percentage ratios of the annual caps for the Purchases Arrangements are less than 2.5%, they are subject only to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. As disclosed in the Letter from the Board, the Enlarged Purchases Arrangements under the Supplemental Master Purchases Agreement constitute continuing connected transactions between the Group and DC Group which are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

Our scope of work under this engagement is to assess the fairness and reasonableness of the terms of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, and the Revised Annual Purchase Caps, insofar as the Independent Shareholders are concerned and whether from this perspective the Supplemental Master Purchases Agreement and the transactions contemplated thereunder are in the interest of the Company as a whole. It is not within our scope of work to opine on any other aspects of the Supplemental Master Purchases Agreement, and the other transactions described in the Circular. In addition,

it is not within our terms of reference to comment on the commercial merits of the Supplemental Master Purchases Agreement which is the responsibility of the Directors.

In arriving at our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors, and advisers and representatives of the Company (including those contained or referred to in the Circular). We have also assumed that the information and representations contained or referred to in the Circular were true and accurate in all respects at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information contained or referred to in the Circular, and the information and representations provided to us by the Directors, advisers and representatives of the Company. We have made reference to certain information which is generally perceived to be from reliable or professional sources in conducting our review of the annual growth rates of sales of computers and other IT products in the PRC. We have assumed such information to be accurate and reliable, and have not independently verified the accuracy of such information. We have been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular, or provided by the Directors, advisers and representatives of the Company, and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the terms of the Enlarged Purchases Arrangements pursuant to the Supplemental Master Purchases Agreement, we have considered the principal factors and reasons set out below:

1. Business activities of the Group and DC Group

Business of the Group

The Group is principally engaged in the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

Business of DC Group

The DC Group is principally engaged in the distribution of IT products, provision of systems integration services, and development and distribution of networking products.

Purchases by the DC Group from the Group

DC Group has since the listing of DC's shares on the Stock Exchange in June 2001 been purchasing a wide range of computers and related products (including but not limited to IBM Products) and services from IBM Group. Services from IBM Group include warranty and post-warranty services and the provision of other services (including upgrade services) from time to time.

Apart from purchasing computers and related products and services from the IBM Group, DC Group has also been purchasing from the Group Lenovo Products and services, which include the provision of training, installation and maintenance.

We note that the purchase transactions by the DC Group from the Group are on a regular and continuing basis and in its ordinary and usual course of business and on normal terms and conditions usual in similar type of transactions.

2. Current Partnership Agreement

The Current Partnership Agreement mainly governs the operational aspects of the distribution of IBM Products, together with the warranty and post-warranty services and other services (including upgrade services). The main terms and conditions of the Current Partnership Agreement cover the rights and obligations of distributors governing the standard and quality of the products and services to be sold to retailers and the payment of prices, the general pricing and invoicing policy, the passing of property/title to goods, the allocation of risks, confidentiality provisions, intellectual property rights, rights of termination on force majeure events and consequences on the default of parties. Regarding the pricing policy, the Current Partnership Agreement provides that the prices of the subject products/services will be determined by IIPC based on prices published/notified to all other distributors. Such prices have been determined by reference to the prices of similar products offered by IIPC's competitors.

It is a term of the Current Partnership Agreement that the parties will negotiate and enter into a sales-related plan/programme documenting the details of the operative terms of the IBM Purchases Transactions, which will be subject to review at least on an annual basis. Pursuant to such provisions, the parties to the Current Partnership Agreement had entered into an underlying framework agreement in March 2003, March 2004 and March 2005 respectively setting out the annual sales target and the bonus programme (subject to achievement of the sales targets) for each of the years ended December 31, 2003, 2004 and 2005. The underlying framework agreement in the year 2006 is still under negotiation and will be finalized shortly. The principal terms and conditions will be substantially the same as the previous underlying framework agreements, save for the level of the sales target and the calculation of the bonus (or incentive rebate) available upon achieving the relevant sales target. In each of the underlying framework agreements, the bonus is expressed in the form of agreed percentage(s) of the annual target (broken down into quarterly benchmark sales figures) and will be available and granted in the form of "credit note" which may be used to set-off against payment of prices

of future purchases of the relevant products and/or services from IIPC. The annual sales target is non-committed in nature in the sense that it serves as a benchmark target for determining whether bonus (or incentive rebate) is available to distributors and failure to achieve such sales target does not constitute a breach of contract. The non-committed annual sales targets and bonus programme are determined based on a universal set of criteria applicable to all other independent distributors (such as the historical sales track record, sales capabilities and size of the relevant distributor).

Apart from the sales target and the bonus (incentive rebate) programme, the underlying framework agreement also covers different available pricing scales for various types of products, methods and conditions of payment, invoicing and the available methods of delivery. These terms have been negotiated after arms' length negotiations and having taken into account the universal criteria equally applicable to other independent distributors of IIPC. In addition, it is a term of the underlying framework agreement that such agreement forms part of the Current Partnership Agreement containing the detailed operative terms and information of the products and/or services in question sold under the Current Partnership Agreement.

The prices for the IBM Purchases Transactions (conducted pursuant to the Current Partnership Agreement) to be offered by IIPC to DC Group were determined by the relevant contracting parties on normal commercial terms and on arms' length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions/services to be offered. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction pursuant to the terms of the underlying framework agreement.

3. The Supplemental Master Purchases Agreement

Background

As disclosed in the Letter from the Board, on April 30, 2005, the initial closing of the Asset Purchase took place and IIPC has since then become part of the Group. Therefore, the IBM Purchases Transactions conducted between IIPC and DC Group pursuant to the Current Partnership Agreement have since then become continuing connected transactions of the Group. The Directors considered it appropriate to add the IBM Products to the scope of computer products under the Master Purchases Agreement and to set an annual cap for the Purchases Arrangements and the IBM Purchases Transactions contemplated under the Supplemental Master Purchases Agreement. On March 27, 2006, the Company entered into the Supplemental Master Purchases Agreement with DC. The Supplemental Master Purchases Agreement shall have a term of three years commencing from the Effective Date and is conditional upon, inter alia, the approval of the Independent Shareholders at the Extraordinary General Meeting. The transaction is also subject to the approval of the Independent shareholders of DC at its special general meeting approving the Supplemental Master Purchases Agreement. As the Supplemental Master Purchases Agreement is a top-level framework agreement between the Company and DC governing the Enlarged Purchases Arrangements, the Current Partnership Agreement would continue to govern the operational aspects of the IBM Purchases Transactions.

Terms

The principal terms of the Supplemental Master Purchases Agreement are as follows:

(i) The Company shall sell, and procure members of the Group to sell, the products and services under the Enlarged Purchases Arrangements, to DC Group, and DC agrees to purchase and procure members of the DC Group to purchase the products and services under the Enlarged Purchases Arrangements from the Group, subject to the terms and conditions of the Supplemental Master Purchases Agreement.

(ii) It is contemplated under the Supplemental Master Purchases Agreement that the Underlying Implementation Documents have been, and/or will be, entered into from time to time for the purpose of implementing the transactions contemplated under, and pursuant to, the terms and conditions of the Supplemental Master Purchases Agreement.

(iii) The Company and DC shall, and shall procure their respective subsidiaries to, ensure that the implementation of the Enlarged Purchases Arrangements, and the Underlying Implementation Documents, will conform with the terms and conditions of the Supplemental Master Purchases Agreement. To the extent that there is any conflict between the Supplemental Master Purchases Agreement and any of the Underlying Implementation Documents, the Supplemental Master Purchases Agreement shall prevail.

(iv) The price, quantity, time and place of delivery, payment method, means of delivery and other terms and conditions for the sale and purchase of the products and services under the Enlarged Purchases Arrangements shall be determined by the Group and DC Group at the time of entering into the relevant Underlying Implementation Document.

(v) The terms and prices to be offered under each of the Enlarged Purchases Arrangements shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions of the products or services to be offered.

Rationale

It is expected that the IBM Purchases Transactions between the Group and DC Group will continue on a regular and continuing basis and in the ordinary and usual course of business of the Group. In view of the fact that IIPC is now a subsidiary of the Company, the Directors consider it appropriate to enter into, and propose for the Independent Shareholders' approval, the Supplemental Master Purchases Agreement

(which will serve as a top-level framework agreement between the Company and DC) with DC to (i) regulate, among others, the IBM Purchases Transactions that will continue on a regular and continuing basis; (ii) expand the product coverage under the Master Purchases Agreement to include the IBM Products. The Directors also consider it appropriate to set an aggregate annual cap in respect of the Purchases Arrangements and the IBM Purchases Transactions contemplated under the Supplemental Master Purchases Agreement.

According to the Company, under the Supplemental Master Purchases Agreement, the terms and prices to be offered under each of the Enlarged Purchases Arrangements shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions of the products or services to be offered. It is contemplated under the Supplemental Master Purchases Agreement that the Underlying Implementation Documents (including but not limited to the Current Partnership Agreement and the underlying framework agreements) have been, and/or will be entered into from time to time for the purpose of implementing the transactions contemplated under Supplemental Master Purchases Agreement. The Company and DC shall ensure that the implementation of the Enlarged Purchases Transactions and the Underlying Implementation Documents will conform with the terms and conditions of the Supplemental Master Purchases Agreement. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction which will be on normal commercial terms. We understand from the Company that the implementation of the Enlarged Purchases Transactions and the Underlying Implementation Documents are based on pre-set pricing policy and bonus programme which are primarily structured based on market driven considerations, and applied also to certain other third party distributors. We have reviewed the Current Partnership Agreement and the underlying framework agreements. We have also reviewed the Supplemental Master Purchases Agreement and are satisfied that the basis for the terms to be offered under the Enlarged Purchases Arrangements are or will be in line with the terms of the Supplemental Master Purchases Agreement. The Company confirmed to us that proper records will be maintained to enable the auditors and the independent non-executive Directors to perform the annual review referred to below. We are satisfied that there will be proper mechanism in place for ensuring fairness and reasonableness of the transactions contemplated under the Supplemental Master Purchases Agreement.

4. IBM Purchases Transactions and the Purchases Arrangements

Historical Figures

According to the letter from the board, the following table summarises the actual amounts for (i) the IBM Purchases Transactions; and (ii) the Purchases Arrangements for the two financial years ended March 31, 2005 and for the period from April 1, 2005 to December 31, 2005:

	Financial year ended March 31, 2004 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended March 31, 2004 *(%)*	Financial year ended March 31, 2005 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended March 31, 2005 *(%)*	The period from April 1, 2005 to December 31, 2005 *(HK$ million)*	Percentage of Group's total turnover for the period from April 1, 2005 to December 31, 2005 *(%)*
Purchases Arrangements	Nil	NA	4.16	0.02	6.77	0.01
IBM Purchases Transactions *(Note 1)*	503.36	2.17	665.44	2.95	809.42	1.02
Total:	503.36	2.17	669.60	2.97	816.19	1.03

Note 1: The actual amounts for the IBM Purchases Transactions represented the net amounts after deducting the amount of the bonus granted to DC Group under the underlying framework agreement. These net amounts were included on the same basis in the Group's turnover as disclosed in the Company's annual report.

Revised Annual Purchase Caps of the Enlarged Purchases Arrangements

In view that the Extraordinary General Meeting will take place after March 31, 2006, the Revised Annual Purchase Caps will only cover the maximum aggregate amount of the Enlarged Purchases Arrangements for the years ending March 31, 2007, 2008 and 2009 respectively.

As the financial year end of 2005/2006 (i.e. March 31, 2006) has just passed, the actual aggregate amounts of the Purchases Arrangements and the IBM Purchases Transactions respectively for the year ended March 31, 2006 have not yet been ascertained and verified, according to the Directors, on a rough calculation based on information currently available, the aggregate amounts of the Purchases Arrangements and the IBM Purchases Transactions for the year ended March 31, 2006 would approximately be HK$8.0 million and HK$1,130 million respectively.

It is anticipated that the maximum aggregate amount of the Enlarged Purchases Arrangements for each of the three financial years ending March 31, 2009 are as follows:

	For the year ending March 31, 2007 *(HK$ million)*	For the year ending March 31, 2008 *(HK$ million)*	For the year ending March 31, 2009 *(HK$ million)*
Purchases Arrangements *(Note 1)*	35.76	53.63	80.45
IBM Purchases Transactions *(Notes 1 and 2)*	1,801.80	2,082.60	2,324.40
Revised Annual Purchase Caps *(Note 3)*	1,837.56	2,136.23	2,404.85

Note 1: The maximum aggregate amounts for the Purchases Arrangements and IBM Purchases Transactions respectively are solely for illustrating how the Revised Annual Purchase Caps are arrived at. So long as the Revised Annual Purchase Caps are not exceeded, the fact that any of the maximum aggregate amounts for the Purchases Arrangements or the IBM Purchases Transactions in the respective periods is exceeded will not result in the Company having to re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

Note 2: The estimated maximum amounts for the IBM Purchases Transactions represent the net amounts (after deducting the amount of the bonus to be granted to DC Group under the underlying framework agreement or other similar agreement, if any). These net amounts will be included on the same basis in the Group's turnover as disclosed in the Company's annual report.

Note 3: After the Initial Closing, IIPC had become part of the Group. As the IBM Purchases Transactions and Purchases Arrangements are of the same type and nature (i.e. involving computer-related products and services to be supplied from the Group to the DC Group), the IBM Purchases Transactions and Purchases Arrangements should be viewed collectively as a whole and not separately. Therefore, it is not necessary to segregate the Enlarged Purchases Arrangements with different annual caps.

Basis for determining the Revised Annual Purchase Caps

According to the directors, the Revised Annual Purchase Caps for the Enlarged Purchases Arrangements were calculated after taking into account the following:

(a) the anticipated annual growth rates of the IBM Purchases Transactions of approximately 60%, 16% and 12% for the financial years ending March 31, 2007, 2008, and 2009. The substantial increase in the annual growth rates for the two financial years ending March 31, 2007 (as compared with the originally anticipated maximum amount for the financial year ended 31 March 2006) is attributable to the grant of distributorship by the Group to DC Group in respect of certain additional product lines (comprising IBM Products) in 2005 and 2006. It is therefore expected that the annual growth rates for these two years will remain at a level higher than the expected normal market growth in the demand for notebook and desktop computers. As for the financial year ending March 31, 2009, it is expected that the annual growth rates will generally be in line with the expected normal market growth in the demand for notebook and desktop computers in general;

(b) the historical figures for the Purchases Arrangements for the financial years ended March 31, 2004 and 2005 respectively and for the period from April 1, 2005 to December 31, 2005;

(c) the anticipated annual growth rates of the Purchases Arrangements of approximately 347%, 50% and 50% for the financial years ending March 31, 2007, 2008 and 2009 respectively computed by reference to the historical growth of the Group's business, potential increase in sales in the anticipation of the marketing campaign launched by DC Group in regional cities in PRC; and

(d) the long established arm's length business relationships between the Group and DC Group.

We have discussed with the Company about the basis for the annual growth rates and the additional product lines to be granted to DC Group for distributionship. The Company has taken into account objective information from independent market sources in estimating the annual growth rates. While the growth rate for the Purchases Arrangements in respect of the year ending March 31, 2007 is up to 347%, we understand that such growth is based on the marketing campaign planned by the DC Group. We have reviewed and discussed with the Company the marketing campaign and agree that such marketing campaign is planned under reasonable basis. The amount for the cap in respect of the Purchases Arrangements for such year is HK$35.76 million, which represents a relatively small amount in the overall caps for that year. We have discussed with the Company the basis for and the methodologies in arriving at the annual growth rates for the three years ending March 31, 2009. We are given to understand that the growth rates are principally based on reasonable marketing plans for the launch of certain new models of products and the general market growth based on projections of a third party market research institution. We are satisfied that the basis in determining the Revised Annual Purchase Caps is reasonable.

5. Annual Review of the Enlarged Purchases Arrangements

In compliance with the annual review requirements under Chapter 14A of the Listing Rules, in addition to obtaining independent shareholders' approval for the Revised Caps at the Extraordinary General Meeting, the Company will comply with the following during the term of the Supplemental Master Purchases Agreement:

(a) The aggregate value of the Enlarged Purchases Arrangements for each of the three financial years ending March 31, 2007, 2008, and 2009 shall not exceed the amounts of the "Revised Annual Purchase Caps";

(b) The independent non-executive Directors will review the transactions contemplated under the Supplemental Master Purchases Agreement annually and confirm in the relevant annual report of the Company that such transactions have been entered into:

(i) in the ordinary and usual course of business of the Company;

(ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to/from independent third parties; and

(iii) in accordance with the relevant agreements governing the Enlarged Purchases Arrangements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(c) The auditors of the Company shall review annually the Enlarged Purchases Arrangements and confirm in writing to the Directors (a copy of which shall be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the Company's annual report) that the Enlarged Purchases Arrangements:

(i) have received the approval of the Board;

(ii) have been entered into in accordance with the terms of the Supplemental Master Purchases Agreements;

(iii) have been entered into in accordance with the pricing policy of the Group; and

(iv) have not exceeded the Revised Annual Purchase Caps.

(d) The Company will provide the auditors of the Company with full access to the relevant records of the Enlarged Purchases Arrangements for the purpose of the auditors' review as referred to in paragraph (c) above;

(e) Brief details of the Enlarged Purchases Arrangements will be disclosed in the Company's annual report for each of the financial years ending March 31, 2007, 2008 and 2009, each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (b) above; and

(f) The Company will comply with the applicable provisions of the Listing Rules governing connected transactions or will make announcement and comply with the relevant provisions of the Listing Rules in the event that the total amount of the Enlarged Purchases Arrangements exceeds the relevant Revised Annual Purchase Caps, or that there is any material amendment to the terms of the Supplemental Master Purchases Agreement.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that the Enlarged Purchases Arrangements will be conducted on terms that are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION

Having considered the principal factors and reasons discussed above, we are of the opinion that the terms of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder, and the Revised Annual Purchase Caps are fair and reasonable as far as the Independent Shareholders are concerned and from this perspective, the Supplemental Master Purchases Agreement and the transactions contemplated thereunder are in the interests of the Company as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
DBS ASIA CAPITAL LIMITED
Kelvin S. K. Lau
Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Interests of Directors

As at the Latest Practicable Date, the interests and short positions, if any, of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and chief executives were deemed or taken to have under such provisions of the SFO); or which were required to be and are recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies adopted by the Company (the "**Model Code**") were as follows:

Interests in the shares and underlying shares of the Company

			Capacity and number of shares/ underlying shares held			
Name of Director	**Long/Short position**	**Interests in shares/ underlying shares**	**Personal interests**	**Family interests**	**Trust**	**Aggregate interests in Ordinary Voting Shares**
Mr. Yuanqing Yang	Long position	Ordinary Voting Shares	10,200,000	–	–	10,200,000
	Long position	Share options	11,250,000	–	–	11,250,000
	Long position	Share awards	9,149,141	–	–	9,149,141
						30,599,141
Mr. William J. Amelio	Long position	Ordinary Voting Shares	3,000,000	–	–	3,000,000

Name of Director	Long/Short position	Interests in shares/ underlying shares	Capacity and number of shares/ underlying shares held: Personal interests	Family interests	Trust	Aggregate interests in Ordinary Voting Shares
Ms. Xuezheng Ma	Long position	Ordinary Voting Shares	15,834,000	–	7,240,000	23,074,000
	Long position	Share options	6,120,000	–	–	6,120,000
	Long position	Share awards	2,993,200	–	–	2,993,200
						32,187,200
Mr. Chuanzhi Liu	Long position	Ordinary Voting Shares	16,010,000	976,000	–	16,986,000
	Long position	Share options	5,250,000	–	–	5,250,000
	Long position	Share awards	564,000	–	–	564,000
						22,800,000
Mr. Linan Zhu	Long position	Ordinary Voting Shares	3,720,000	–	–	3,720,000
	Long position	Share awards	564,000	–	–	564,000
						4,284,000
Mr. William O. Grabe	Long position	Share awards	564,000	–	–	564,000
Mr. Weijian Shan	Long position	Share awards	564,000	–	–	564,000
Mr. Wai Ming Wong	Long position	Share awards	564,000	–	–	564,000
Professor Chia-Wei Woo	Long position	Share awards	564,000	–	–	564,000
Mr. Lee Sen Ting	Long position	Share awards	564,000	–	–	564,000
Mr. John W. Barter III	Long position	Share awards	564,000	–	–	564,000

Remark: Share options and share awards are derivatives linked to Ordinary Voting Shares.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of

the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to herein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

(a) As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since March 31, 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up.

(b) As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group and subsisting at the date of this circular which was significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors or their associates has interests in a business, apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

SERVICE CONTRACT

Saved as disclosed below, as at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding the contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

Mr. William J. Amelio, an Executive Director, the President and Chief Executive Officer of the Company entered into a service contract with the Company for a term of 3 years on December 20, 2005. Upon termination of the service contract, Mr. Amelio may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus. The service contract will require approval of the Voting Shareholders at a general meeting of the Company (at which Mr. Amelio and his associates shall abstain from voting) pursuant to Rule 13.68 of the Listing Rules.

MATERIAL CHANGES

Save as otherwise specified, capitalised terms used in this section shall have the same meanings as those used in the announcements made by the Company dated March 30, 2005 and April 30, 2005, respectively.

Since March 31, 2005, the following events, which the Directors consider may result in or have a material effect to the financial, trading position or prospects of the Company, have occurred:

(a) Acquisition of the personal computer business of IBM

At Initial Closing on April 30, 2005, the Company acquired the personal computing business of IBM and paid IBM cash consideration of US$650 million (equivalent to approximately HK$5.07 billion). The Company also allotted and issued to IBM 821,234,569 Shares and 921,636,459 Non-voting Shares credited as fully paid up at an issue price of HK$2.675 per share. Immediately following the Initial Closing, IBM held approximately 18.9% of the total issued ordinary share capital of the Company (including Shares and Non-voting Shares) and approximately 9.9% of the total voting rights of the Company. The personal computing business has been consolidated in the financial accounts of the Company from Initial Closing.

(b) Raising of term loan

In connection with the IBM Acquisition, the Company entered into a facility agreement on April 26, 2005 with certain banks to arrange a term loan of US$500 million (equivalent to approximately HK$3,900 million) partly for settlement of cash consideration at the Initial Closing of the IBM Acquisition. This term loan was repaid on March 28, 2006.

The Company entered into another facility agreement on March 13, 2006 with a syndicate of banks for a term loan of US$400 million (equivalent to approximately HK$3,120 million) partly for repaying the balance of the US$500 million term loan mentioned in the preceding paragraph. This term loan is for a term of five years bearing interest at the London Interbank Offered Rate plus 0.52% per annum.

(c) Issue of the Convertible Preferred Shares and Warrants

Pursuant to the terms of the CPS Subscription which are described in the CPS Subscription Circular, upon the satisfaction of certain conditions and the resolutions passed at the extraordinary general meeting of the Company held on May 13, 2005, the Company issued 2,730,000 Convertible Preferred Shares at an issue price of HK$1,000 ("Stated Value") per share, together with Warrants to subscribe for an aggregate of 237,417,474 Ordinary Voting Shares at an initial exercise price of HK$2.725 per share (subject to certain anti-dilution adjustments), for an aggregate cash consideration of US$350 million (equivalent to approximately HK$2,730 million) on May 17, 2005.

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Company may defer the payment of cash dividends if it is unable to make such payments by law or under the Company's bank credit facility

in effect on the date on which the Convertible Preferred Shares were first issued. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the Ordinary Shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when accumulated or deemed to accumulate, the Convertible Preferred Shareholders will have the right to receive additional interest at the rate of 4.5% per annum on the amount of such cash dividend payment that was not paid when accumulated or deemed to accumulate. No additional Convertible Preferred Shares will be issued in respect of unpaid dividends.

Each Convertible Preferred Share is convertible, at the option of its holder at any time, into a number of Ordinary Voting Shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Ordinary Voting Shares that are to be issued upon conversion of the Convertible Preferred Shares will rank pari passu in all respects with the Ordinary Voting Shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions before the record date for which precedes the conversion date.

Each Warrant carries the right to subscribe for one Ordinary Voting Share at the initial exercise price of HK$2.725, subject to certain anti-dilution adjustments, at any time during the five years from May 17, 2005.

(d) Off-Market Repurchase of Non-Voting Shares

The Company entered into a repurchase agreement with IBM on May 1, 2005 pursuant to which the Company agreed to purchase a total of 435,717,757 Non-voting Shares which were issued to IBM on Initial Closing as partial consideration for the acquisition of the personal computing business at a total consideration of US$152,221,909 (approximately HK$1,187,330,888), representing HK$2.725 per share. The repurchase was approved at an extraordinary general meeting of the Company and completed on August 2, 2005.

The Directors confirmed that there has been no material change in the financial, trading position or prospects of the Company since March 31, 2005 up to the Latest Practicable Date other than those changes arising from the events described above including the impact arising from combining the personal computing business of IBM into the Group.

EXPERT QUALIFICATION AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which is contained in this circular:

Name	Qualification
DBS Asia Capital Limited	a licensed corporation to carry out types 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at March 21, 2006, an associate of DBS Asia Capital held 6,588,000 Ordinary Voting Shares. Save as disclosed, DBS Asia Capital had no interest in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and DBS Asia Capital had no interest, either directly or indirectly, in any assets which have been, since March 31, 2005, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

DBS Asia Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter of advice and references to its name, in the form and context in which they appear herein.

MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of any discrepancies, the English text shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Norton Rose at 38/F., Jardine House, 1 Connaught Place, Central, Hong Kong from the date of this circular up to and including May 18, 2006:

(a) the Master Purchases Agreement;

(b) the Supplemental Master Purchases Agreement;

(c) the Prior Partnership Agreement;

(d) the Current Partnership Agreement and the underlying framework agreements signed in March 2003, 2004 and 2005 respectively;

(e) the service contract between the Company and Mr. William J. Amelio entered into on December 20, 2005 (mentioned in the paragraph under the heading "Service Contract" in Appendix – General Information);

(f) the letter from the Independent Board Committee to the Independent Shareholders dated May 4, 2006, the text of which is set out on pages 19 and 20 to this circular;

(g) the letter from DBS Asia Capital to the Independent Board Committee and the Independent Shareholders dated May 4, 2006, the text of which is set out on pages 21 to 31 to this circular; and

(h) the written consent referred to in the section headed "Expert Qualification and Consent" referred to in this appendix.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lenovo Group Limited (the "Company") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 10:00 a.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 9:30 a.m. on the same date and at the same place) for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That:**

(a) the Supplemental Master Purchases Agreement dated March 27, 2006 entered into between the Company and Digital China Holdings Limited (the details of which are set out in the circular dated May 4, 2006 despatched by the Company to its shareholders (the "**Circular**")), a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the Revised Annual Purchase Caps (as defined in the Circular) be and are hereby approved, confirmed and/or ratified; and

(b) any one Director or any two Directors (if affixation of the common seal is necessary) be and is/are hereby authorised to sign and/or execute all such other documents, instruments or agreements and to do or take all such actions or things as such Director(s) consider(s) necessary or desirable to implement and/or give effect to the terms of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder."

By Order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 4, 2006

Registered office:
23rd Floor, Lincoln House
Taikoo Place, 979 Kings' Road
Quarry Bay
Hong Kong

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(alternate Director to Mr. Weijian Shan)*

Independent Non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. A form of proxy for use at the Extraordinary General Meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. Voting at the Extraordinary General Meeting will be conducted by way of poll.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lenovo Group Limited (the "Company") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 10:00 a.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 9:30 a.m. on the same date and at the same place) for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That**:

(a) the Supplemental Master Purchases Agreement dated March 27, 2006 entered into between the Company and Digital China Holdings Limited (the details of which are set out in the circular dated May 4, 2006 despatched by the Company to its shareholders (the "Circular")), a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the Revised Annual Purchase Caps (as defined in the Circular) be and are hereby approved, confirmed and/or ratified; and

(b) any one Director or any two Directors (if affixation of the common seal is necessary) be and is/are hereby authorised to sign and/or execute all such other documents, instruments or agreements and to do or take all such actions or things as such Director(s) consider(s) necessary or desirable to implement and/or give effect to the terms of the Supplemental Master Purchases Agreement and the transactions contemplated thereunder."

By Order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 4, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. Voting at the Extraordinary General Meeting will be conducted by way of poll.

"Please also refer to the published version of this announcement in the South China Morning Post"